March 1, 2022

Ms. Nudrat Salik
Office of Life Sciences
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated February 25, 2022
The Clorox Company
Form 10-K for the Fiscal Year Ended June 30, 2021
Form 10-Q for the Period Ended December 31, 2021
Form 8-K Filed February 3, 2022
File No. 001-07151

Dear Ms. Salik:

We hereby acknowledge receipt of the above referenced letter. Per your discussion with Laura Peck, Vice President – Chief Accounting Officer & Corporate Controller, on February 28, 2022, we hereby confirm that we will respond to the above referenced letter on or before March 18, 2022. If you have any questions or need any additional information, please contact me at (510) 271-6572 or jinho.joo@clorox.com.

Sincerely,

/s/ Jinho Joo
Jinho Joo
Senior Director

cc:

Kevin Jacobsen	Executive Vice President – Chief Financial Officer
Angela Hilt	Senior Vice President – Chief Legal Officer
Laura Peck	Vice President – Chief Accounting Officer & Corporate Controller